Exhibit 99.1

BIT DIGITAL, INC.
33 Irving Place
New York, N.Y., 10003

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on April 20, 2021

To the Shareholders of Bit Digital, Inc.:

Notice is hereby given that the 2020 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Bit Digital, Inc. (the “Company”) will be held on April 20. 2021 at 9 a.m. at the Company’s principal executive offices, at 33 Irving Place, New York, N.Y. 10003. You will be able to attend, vote your shares, and submit questions during the Annual Meeting via a live webcast available at http://www.transhare.com. The Annual Meeting is being called to consider the following matters:

1.      To elect our existing directors for one year terms concluding at the 2021 Annual Meeting of Shareholders or until each successor is duly elected and qualified.

2.      To approve the 2021 Omnibus Equity Incentive Plan

3.      To ratify the selection by our audit committee of Audit Alliance, LLP to serve as our independent registered public accounting firm for the year ending December 31, 2021.

4.      To approve the creation and issuance of a preferred class of shares in the Company’s share capital.

5.      To amend the Company’s authorized share capital to provide for a new class of preference shares.

6.      To approve and adopt amended and restated versions of the Company’s memorandum and articles of association.

7.      To approve the repurchase by the Company of certain of its ordinary shares.

8.      To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on March 19, 2021 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about on April 7, 2021.

All shareholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement, a form of proxy card and our most recent Annual Report are available, free of charge, online at the following internet address: http://www.transhare.com

By Order of the Board of Directors,

/s/ Zhaohui Deng
Title: Chairman
Dated: April 7, 2021